EXHIBIT (a)(1)(iii)

E-mail Communication

To:	Eligible AMD Employees
From:	Brian Wode, Compensation and

Sherri Dittmar, Stock Administration

Pursuant to Allen Sockwell and Harry Wolin’s announcement earlier today, click here to go to the Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options (the “Offer to Exchange”) and the related Election Form, additional communications regarding the option exchange program, as well as summaries of your options that are eligible for exchange. The specified Offer to Exchange documents are also attached to this e-mail. Read the information provided and carefully consider your decision.

The offer to allow eligible AMD employees to exchange certain outstanding options for replacement options and the related withdrawal rights will remain open until July 27, 2009 at 11:00 p.m., U.S. Central Time, unless the offer is extended.

Options eligible for exchange (“eligible options”) are those that:

•	have an exercise price greater than $6.34 per share, a grant date on or before June 28, 2008 and an expiration date after July 27, 2010; and

•

were granted under our 1992 Stock Incentive Plan, as amended, 1996 Stock Incentive Plan, as amended, 1998 Stock Incentive Plan, as amended, 2000 Stock Incentive Plan, as amended, 2004 Equity Incentive Plan, as amended and ATI Technologies Inc. Share Option Plan, as amended.

You are eligible to participate in the option exchange only if you:

•	are an employee of AMD or any of its majority-owned subsidiaries on June 29, 2009 and remain an employee through the grant date of the replacement options;

•

reside in a country other than Russia and otherwise where the offer is not prohibited under local regulations, and continue to reside in such jurisdiction through the grant date of the replacement options;

•	are not an independent member of AMD’s Board of Directors or one of AMD’s executive officers; and

•	hold at least one eligible option on June 29, 2009.

Information regarding your eligible options is available at the offer website https://amd.equitybenefits.com. The offer website also contains detailed information regarding the Offer to Exchange and Election Form. Please read and carefully consider all of this information. If you are not able to access the website, copies of the offering materials and Election Form are available upon request from Stock Administration at:

HRSC.Stockadministration@amd.com

Lonestar Campus, Austin TX

m/s B300.1A.364

Please request that the documents be e-mailed or faxed to you. Include specific e-mail or fax instructions and the reasons for your request in your e-mail.

The specifics of the program are described in the Tender Offer Statement on Schedule TO filed with the SEC and the related exhibits, which include the Offer to Exchange and the Election Form. We encourage you to read the Tender Offer Statement on Schedule TO and all the related exhibits carefully. The Tender Offer Statement on Schedule TO is available by clicking on this hyperlink: https://amd.equitybenefits.com.

You may call the Option Exchange Helpline at 512-602-1174 with any questions.

Information sessions have been scheduled for the next three weeks. A schedule of information sessions can be found here. Alternatively, you can hear more about the stock option exchange by viewing and listening to this podcast.

To elect to participate in the offer with respect to your eligible options, please see the key steps described below.

Key Steps

In order to participate in the offer, please follow these steps:

•	Log on to the offer website at https://amd.equitybenefits.com. The website will allow you to view the following documents:

•	Offer to Exchange

•	E-mail from Compensation and Stock Administration, dated June 29, 2009

•	Summary of Stock Option Exchange Program

•	Election Form

•	Instructions Forming Part of the Terms and Conditions of the Offer (the “Instructions”)

•	Agreement to Terms of Election (“Election Agreement”)

•	2004 Equity Incentive Plan, as Amended and Restated

•	Forms of Option Agreements

To access the offer website, use your User Name, which is your NT login ID. Your password is your birthdate (mmddyyyy). If you have difficulties logging in, please e-mail Stock Administration at HRSC.Stockadministration@amd.com or call the Option Exchange Helpline at 512-602-1174.

•	Review the list of your eligible options and carefully read the documents contained on the website.

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Click on the MAKE AN ELECTION button to proceed with your election and follow the directions provided on the offer website. Once you reach the Election Form, you will need to check the appropriate boxes next to each of your eligible options to indicate whether or not you are tendering your eligible options for exchange in accordance with the terms of the offer.

•

After completing the Election Form, you will be allowed to review the elections you have made with respect to your eligible options. If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to Terms of Election will you be directed to the Election Confirmation Statement page.

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Please print and retain a copy of your Election Confirmation Statement for your records. You will also receive an e-mail confirming your election. If you do not receive this e-mail within 48 hours following your election, please contact the Option Exchange Helpline at 512-602-1174.

If you do not make your election through the offer website, your properly signed and completed Election Form must be received via facsimile by 11:00 p.m., Central Time, on July 27, 2009 by:

HRSC.Stockadministration@amd.com

Facsimile: 512-602-5809

Although the Board of Directors has approved the offer, neither we nor the Board of Directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your eligible options pursuant to the offer. You must make your own decision about participating in the offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to participate in the offer.

KEY DATES TO REMEMBER

The commencement date of the offer is June 29, 2009.

The offer expires at 11:00 p.m., U.S. Central Time, on July 27, 2009 (unless we extend the offer).

The eligible options that have been tendered for exchange will be cancelled on July 27, 2009 or, if the offer is extended, on the new expiration date of the offer. The new options will be granted on the same date we cancel the eligible options that have been tendered for exchange.

If you have further questions after reading the Offer to Exchange and the Election Form, you are invited to e-mail your questions to our internal e-mail address, HRSC.Stockadministration@amd.com, and we will respond to your questions as quickly as possible.